Via Facsimile and U.S. Mail
Mail Stop 6010

January 28, 2009

Howard J. Leonhardt
Chief Executive Officer
Bioheart, Inc.
13794 NW 4th Street, Suite 212
Sunrise, FL 33325

Re: Bioheart, Inc.
Item 4.01 Form 8-K
Filed January 20, 2009
File No. 1-33718

Dear Mr. Leonhardt:

    We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

Sincerely,

Sasha Singh Parikh
Staff Accountant